September 3, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
290 W Mt. Pleasant Ave., Suite 4100
Livingston, NJ 07039

        Re: CoreWeave, Inc.
            Registration Statement on Form S-4
            Filed August 20, 2025
            File No. 333-289742
Dear Michael Intrator:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
General

1. We note that the included tax opinions are "should" or "more likely than not"
       opinions. Please revise your Q&A and summary disclosures on U.S. federal income tax consequences, and add a risk factor, to set forth the risks of uncertain tax treatment to investors. See Section III.C.4 of our Staff Legal Bulletin No. 19. September 3, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael Gilson